Exhibit A

Name of Fund	Expense Cap (of average net assets)	Effective Date	Expense Cap Term
First Trust Dorsey Wright Tactical Core Portfolio Class I	1.30%	10/31/15	05/01/2023
First Trust Dorsey Wright Tactical Core Portfolio Class II	1.05%	10/31/15	05/01/2023

Effective: April 18, 2019.